UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2019

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 - Certificate of Interim Filings - Full Certificate - CEO
Form 52-109F2 - Certificate of Interim Filings - Full Certificate - CFO

On January 8, 2019, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2018. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the first fiscal quarter of the 2019 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the first fiscal quarter of the 2019 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: January 8, 2019

PRESS RELEASE
For immediate release

EXFO reports first-quarter results for fiscal 2019

■	Sales increased 9.2% to US$69.2 million, above midpoint of guidance range
■	Bookings improved 23.3% to US$81.2 million, book-to-bill ratio of 1.17
■	Announced multi-million-dollar deal with a tier-1 service provider after quarter-end

QUEBEC CITY, CANADA, January 8, 2019 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the first quarter ended November 30, 2018.

IFRS sales increased 9.2% to US$69.2 million in the first quarter of fiscal 2019 from US$63.4 million in the first quarter of 2018. First-quarter sales for 2019 included a $7.5 million contribution from Astellia, reduced by US$0.9 million to account for acquisition-related fair value adjustment of deferred revenue.

Bookings, which included a US$7.8 million contribution from Astellia, improved 23.3% year-over-year to US$81.2 million in the first quarter of fiscal 2019 from US$65.9 million in the same period of 2018. The company's book-to-bill ratio was 1.17 in the first quarter of 2019.

Gross margin before depreciation and amortization* amounted to 58.2% of sales in the first quarter of fiscal 2019 compared to 63.3% in the first quarter of 2018.

IFRS net loss in the first quarter of fiscal 2019 totaled US$7.5 million, or US$0.14 per share, compared to net earnings of US$2.7 million, or US$0.05 per share, in the first quarter of 2018. IFRS net loss in the first quarter of 2019 included net expenses totaling US$6.3 million: US$2.5 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs, US$2.7 million in after-tax restructuring charges, US$0.9 million for acquisition-related fair value adjustment of deferred revenue and a foreign exchange gain of US$0.2 million.

Adjusted EBITDA* totaled US$2.7 million, or 3.9% of sales, in the first quarter of fiscal 2019 compared to US$6.1 million, or 9.6% of sales, in the first quarter of 2018.

Beginning with the first quarter of fiscal 2019, EXFO is reporting revenues and bookings based on two newly created product families: Test and Measurement (T&M) as well as Service Assurance, Systems and Services (SASS).

-
Optical, transport and copper test solutions make up the T&M product family, including portable equipment for the field and benchtop units for the lab and manufacturing environments. EXFO is No. 1 worldwide in optical testing and a top-2 provider of portable telecom T&M solutions.

-
The SASS family mainly consists of service assurance, fiber monitoring, analytics and professional services as well as other systems-related solutions like network simulation and network topology discovery. EXFO is well positioned for virtualization and 5G network transformations and is now part of the top-5 global SASS suppliers based on its acquisitions of Ontology and Astellia.

This classification replaces the former Physical-Layer and Protocol-Layer product groups. EXFO believes this breakdown better reflects the company’s long-term strategy, while enhancing comparisons against industry peers and investors’ understanding EXFO’s business.

“EXFO delivered solid results in the first quarter of 2019 with revenue above the midpoint of our guidance range, while benefitting from robust calendar year-end spending for our T&M solutions to achieve the second-highest bookings level in company history,” said EXFO’s CEO Philippe Morin. “Our announced strategic transformation, focused on heightened efficiency and profitability, is progressing according to plan and should be completed by the end of the second quarter. This new structure is starting to pay off internally, but also externally with a better value proposition and more relevant engagement with SASS customers as reflected by a US$4.9 million contract win for real-time active topology software with a tier-1 service provider after the quarter-end.”

Selected Financial Information
(In thousands of US dollars)

	Three months ended November 30,
	2019		2018

Test and measurement sales		$49,764		$50,186
Service assurance, systems and services sales		19,416		12,968
Foreign exchange gains on forward exchange contracts		21		237
Total sales		$69,201		$63,391

Test and measurement bookings		$63,996		$52,854
Service assurance, systems and services bookings		17,221		12,788
Foreign exchange gains on forward exchange contracts		21		237
Total bookings		$81,238		$65,879
Book-to-bill ratio (bookings/sales)		1.17		1.04
Gross margin before depreciation and amortization*		$40,304		$40,102
		58.2%		63.3%

Other selected information:
IFRS net earnings (loss)		$(7,467)		$2,679
Amortization of intangible assets		$2,940		$1,119
Stock-based compensation costs		$418		$402
Restructuring charges		$2,741	$	‒
Changes in fair value of cash contingent consideration	$	‒		$(155)
Acquisition-related deferred revenue fair value adjustment		$864	$	‒
Net income tax effect of the above items		$(423)		$(172)
Foreign exchange gain		$(215)		$(1,218)
Adjusted EBITDA*		$2,728		$6,059

Operating Expenses
Selling and administrative expenses totaled US$26.4 million, or 38.1% of sales in the first quarter of fiscal 2019 compared to US$23.2 million, or 36.6% of sales, in the first quarter of 2018.

Net R&D expenses totaled US$15.2 million, or 22.0% of sales, in the first quarter of fiscal 2019 compared to US$11.3 million, or 17.8% of sales, in the same period last year. Net R&D expenses included US$2.1 million in restructuring charges in the first quarter of 2019.

First-Quarter Highlights
●
Sales. Sales increased 9.2% year-over-year mainly due to the Astellia acquisition (US$7.5 revenue contribution in the quarter), partially offset by a negative currency impact. Test and Measurement sales accounted for 72% of revenue in the first quarter of 2019, while Service Assurance, Systems and Services sales totaled 28%. Revenue distribution among the three main selling regions in the first quarter amounted to 51% in the Americas, 33% in Europe, Middle East and Africa (EMEA) and 16% in Asia-Pacific.  EXFO’s top customer accounted for 9.0% of sales, while the top three represented 19.6%.

●
Profitability. IFRS net loss totaled US$7.5 million in the first quarter of 2019, including US$5.1 million for newly acquired Astellia. Of that number, US$1.8 million is attributable to after-tax amortization of acquired intangible assets. Adjusted EBITDA amounted to US$2.7 million in the first quarter of 2019.

●
Innovation. EXFO received two separate innovation-related awards from the Metro Ethernet Forum (MEF) in the first quarter of fiscal 2019. EXFO’s software verifier agent, a software solution providing advanced layer-2 to layer-7 testing and end-to-end visibility, received the Technology Solutions Award for Service Assurance from the MEF. EXFO also accepted a Proof of Concept Award from the MEF for its contribution to a collaborative project, named Blade Runner, delivering augmented reality over a 5G wireless network. EXFO covered service assurance by providing virtual probes to enable closed-loop automation and seamless service continuity. EXFO had previously obtained the TM Forum Outstanding Catalyst Innovation Award for its involvement in the Blade Runner project.

EXFO also expanded its 400G test portfolio with the release of a module featuring an Open Transceiver System. This modular design enables compatibility between current and future high-speed transceivers with EXFO’s field and lab test platforms. The company also introduced an automated fiber inspection tool for testing polarity, continuity and connector cleanliness on multifiber cables.

Business Outlook
EXFO forecasts sales between US$70.0 million and US$75.0 million for the second quarter of fiscal 2019, while IFRS net earnings are expected to range between US$0.05 and US$0.09 per share. IFRS net earnings include net expenses of US$0.06 per share in after-tax amortization of intangible assets, stock-based compensation costs, acquisition-related fair value adjustment of deferred revenue, after tax restructuring charges, and an anticipated foreign exchange gain. IFRS net earnings also include US$0.03 per share for an after-tax gain on disposal of a capital asset and US$0.04 per share for a one-time deferred income tax recovery.

This guidance, which is a forward-looking statement, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter as well as exchange rates as of the date of this news release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review first-quarter results for fiscal 2019. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following participant passcode will be required: 9817746. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice-President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on January 15, 2019. The replay number is 1-719-457-0820 and the participant passcode is 9817746. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantee of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (non-IFRS sales, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Non-IFRS sales represent total sales plus acquisition-related deferred revenue fair value adjustment. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also the financial measures used by financial analysts to evaluate and compare EXFO’s performance against competitors and industry players in the company’s sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of non-IFRS sales to IFRS sales, in thousands of US dollars:

Non-IFRS Sales
	Three months ended November 30,
	2018	2017

IFRS sales	$69,201	$63,391
Acquisition-related deferred revenue fair value adjustment	864	‒
Non-IFRS sales	$70,065	$63,391

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) in thousands of US dollars:

Adjusted EBITDA
	Three months ended November 30,
	2018	2017

IFRS net earnings (loss) for the period	$(7,467)	$2,679

Add (deduct):

Depreciation	1,429	1,154
Amortization	2,940	1,119
Interest and other expense	377	338
Income taxes	1,641	1,740
Stock-based compensation costs	418	402
Restructuring charges	2,741	‒
Change in fair value of cash contingent consideration	‒	(155)
Acquisition-related deferred revenue fair value adjustment	864	‒
Foreign exchange gain	(215)	(1,218)
Adjusted EBITDA for the period	$2,728	$6,059

Adjusted EBITDA in percentage of sales	3.9%	9.6%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2018	As at August 31, 2018

Assets

Current assets
Cash	$18,087	$12,758
Short-term investments	1,976	2,282
Accounts receivable
Trade	50,364	47,273
Other	3,693	4,137
Income taxes and tax credits recoverable	4,694	4,790
Inventories	39,186	38,589
Prepaid expenses	5,019	5,291
Other assets	2,264	2,279
	125,283	117,399

Tax credits recoverable	47,527	47,677
Property, plant and equipment	43,687	44,310
Intangible assets	26,507	29,866
Goodwill	39,115	39,892
Deferred income tax assets	4,270	4,714
Other assets	661	686
	$287,050	$284,544
Liabilities

Current liabilities
Bank loan	$21,399	$10,692
Accounts payable and accrued liabilities	49,590	47,898
Provisions	2,338	2,954
Income taxes payable	557	873
Deferred revenue	18,564	16,556
Other liabilities	3,109	3,197
Current portion of long-term debt (note 5)	2,808	2,921
	98,365	85,091

Provisions	2,605	2,347
Deferred revenue	8,320	6,947
Long-term debt (note 5)	5,185	5,907
Deferred income tax liabilities	5,117	5,910
Other liabilities	540	421
	120,132	106,623

Shareholders’ equity
Share capital (note 6)	92,580	91,937
Contributed surplus	18,245	18,428
Retained earnings	107,186	114,906
Accumulated other comprehensive loss	(51,093)	(47,350)
	166,918	177,921

	$287,050	$284,544

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2018	2017

Sales	$69,201	$63,391

Cost of sales (1)	28,897	23,289
Selling and administrative	26,375	23,193
Net research and development	15,224	11,252
Depreciation of property, plant and equipment	1,429	1,154
Amortization of intangible assets	2,940	1,119
Change in fair value of cash contingent consideration	‒	(155)
Interest and other expense	377	338
Foreign exchange gain	(215)	(1,218)

Earnings (loss) before income taxes	(5,826)	4,419

Income taxes (note 8)	1,641	1,740

Net earnings (loss) for the period	$(7,467)	$2,679

Basic and diluted net earnings (loss) per share	$(0.14)	$0.05

Basic weighted average number of shares outstanding (000’s)	55,184	54,805

Diluted weighted average number of shares outstanding (000’s) (note 9)	55,184	55,793

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended November 30,
	2018	2017

Net earnings (loss) for the period	$(7,467)	$2,679
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings (loss)
Foreign currency translation adjustment	(3,356)	(4,130)
Unrealized gains/losses on forward exchange contracts	(687)	(524)
Reclassification of realized gains/losses on forward exchange contracts in net earnings (loss)	91	(383)
Deferred income tax effect of gains/losses on forward exchange contracts	209	215

Other comprehensive loss	(3,743)	(4,822)

Comprehensive loss for the period	$(11,210)	$(2,143)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Three months ended November 30, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790
Reclassification of stock-based compensation costs (note 6)	598	(598)	‒	‒	‒
Stock-based compensation costs	‒	430	‒	‒	430
Net earnings for the period	‒	‒	2,679	‒	2,679
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(4,130)	(4,130)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $215	‒	‒	‒	(692)	(692)

Total comprehensive loss for the period					(2,143)

Balance as at November 30, 2017	$91,009	$18,016	$129,839	$(43,787)	$195,077

	Three months ended November 30, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9 (note 2)	‒	‒	(253)	‒	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 6)	643	(643)	‒	‒	‒
Stock-based compensation costs	‒	460	‒	‒	460
Net loss for the period	‒	‒	(7,467)	‒	(7,467)
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(3,356)	(3,356)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $209	‒	‒	‒	(387)	(387)

Total comprehensive loss for the period					(11,210)

Balance as at November 30, 2018	$92,580	$18,245	$107,186	$(51,093)	$166,918

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2018	2017

Cash flows from operating activities
Net earnings (loss) for the period	$(7,467)	$2,679
Add (deduct) items not affecting cash
Stock-based compensation costs	418	402
Depreciation and amortization	4,369	2,273
Write-off of capital assets	‒	124
Change in fair value of cash contingent consideration	‒	(155)
Deferred revenue	3,922	(782)
Deferred income taxes	(29)	(240)
Changes in foreign exchange gain/loss	(529)	(247)
	684	4,054

Changes in non-cash operating items
Accounts receivable	(4,052)	1,085
Income taxes and tax credits	(998)	59
Inventories	(1,361)	(1,953)
Prepaid expenses	183	318
Other assets	(12)	4
Accounts payable, accrued liabilities and provisions	3,132	(1,369)
Other liabilities	(51)	188
	(2,475)	2,386
Cash flows from investing activities
Additions to short-term investments	‒	(234)
Proceeds from disposal of short-term investments	342	‒
Purchases of capital assets	(2,882)	(1,991)
Investment in an associate	‒	(10,311)
Business combination, net of cash acquired	‒	(9,540)
	(2,540)	(22,076)
Cash flows from financing activities
Bank loan	11,257	2
Repayment of long-term debt	(717)	(70)
	10,540	(68)

Effect of foreign exchange rate changes on cash	(196)	(226)

Change in cash	5,329	(19,984)
Cash – Beginning of the period	12,758	38,435
Cash – End of the period	$18,087	$18,451

Supplementary information
Income taxes paid	$871	$682

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops, manufactures and markets smart network test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators, as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 8, 2019.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except as described below. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

Recently Issued IFRS Pronouncements

Recently issued IFRS Pronouncements Adopted in Fiscal 2019

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company adopted this new standard on September 1, 2018 using the modified retrospective method. The following table summarizes the impact of its adoption on the company’s consolidated balance sheet as at September 1, 2018:

	As reported as at August 31, 2018	Adjustments	As adjusted As at September 1, 2018

Accounts receivables – trade	$47,273	$(303)	$46,970
Income taxes recoverable	$4,790	$50	$4,840
Total assets	$284,544	$(253)	$284,291

Retained earnings	$114,906	$(253)	$114,653
Shareholders’ equity	$177,921	$(253)	$177,668

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition, the company’s financial instruments are accounted for as follows under IFRS 9 as compared to the company’s previous accounting policy with IAS 39:

Financial assets	Classification – IAS 39	Classification – IFRS 9

Cash	Loans and receivables	Amortized cost
Short-term investments	Available for sale	Fair value through other comprehensive income
Accounts receivable	Loans and receivables	Amortized cost
Other assets	Loans and receivables	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Financial liabilities

Bank loan	Other financial liabilities	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Other liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Hedge accounting

All existing hedge relationships that were designated as effective hedging relationships under IAS 39, continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how the company accounts for effective hedges.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The company adopted this new standard on September 1, 2018 using the modified retrospective method. The company applied this standard retrospectively only to contracts that were not completed at the date of initial application.

The company concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the “right to use” the company’s intellectual property. The adoption of the new standard had no material impact on the company’s consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, “Foreign Currency Transactions and Advance Consideration”, was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The company adopted this interpretation retrospectively on September 1, 2018 and its adoption did not have a material impact on its consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Recently issued IFRS Pronouncements Not Yet Adopted

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, “Leases”, and related interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019. The company will adopt this new standard on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

New Accounting Policy upon Adoption of Recently Issued IFRS

Revenue Recognition

The company exercises judgment and use estimates in connection with determining the amounts of product and services revenues to be recognized in each accounting period.

The company accounts for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by the company as an arrangement with commercial substance identifying payment terms, each party’s rights and obligations regarding the products or services to be transferred and collection is probable. The company’s contracts usually take form of a customer purchase order.

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The company derives revenues from goods and services. Sales of goods, which represent the majority of the sales of the company, consist of standalone hardware products, hardware products with embedded software that are essential to providing customers the intended functionality of the solutions, stand-alone software licenses, as well as hardware products bundled with a software license. Sales of services mainly consist of professional services, consulting, stand-ready software-as-a-service (SAAS), maintenance contracts, extended warranties, installation, integration and training. The company’s performance obligations consist of a variety of products and services.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue is recognized when control of the products or services are transferred to the customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for products and services. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer’s designated location. For ‘’right of use’’ software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For instances where software is sold along with essential services, such as integration or installation, transfer of control occurs, and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the company has evidence that all acceptance provisions will be, or have been, satisfied. Revenue from software and hardware support is recognized ratably over the support period. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. SAAS services are recognized ratably over the contract term.

If the contract contains a single performance obligation, the entire transaction price is attributed to that performance obligation. Some of the company’s contracts include multiple distinct performance obligations with a combination of products and services, maintenance and support, professional services and/or training. The company allocates the transaction price among the performance obligations in an amount that depicts the relative standalone selling prices (SSP) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. The company assesses SSP based on historical pricing for products and services, whether sold alone or as part of a multiple element transaction. The company reviews sales of the product and services elements on a regular basis and updates, when appropriate, its SSP for such elements to ensure that it reflects recent pricing experience.

Financial Instruments

Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold assets to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Otherwise, they are designated at fair value through profit or loss.

Financial liabilities are measured at amortized cost unless they must be measured at fair value through profit or loss or if the company elects to measure them at fair value through profit or loss.

3	Restructuring Charges

In August 2018, the company implemented a restructuring plan to accelerate the integration of its newly acquired monitoring and analytics technologies from Astellia S.A. and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

The following table summarizes changes in restructuring charges payable during the three months ended November 30, 2018:

Balance – Beginning of the period	$3,167
Additions (note 7)	2,741
Payments	(2,984)

Balance – End of the period	$2,924

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On September 9, 2018, as part of its fiscal 2018 restructuring plan and the shutdown of its facilities in Toronto, Canada, the company entered into a binding agreement to sell one of its buildings for net proceeds of $3,200,000. The transfer of ownership is expected to occur in the second quarter of fiscal 2019, as the company will continue to use the facility to finalize projects until then. The transaction will result in a pre-tax gain of $1,800,000 that will be recorded in the consolidated statement of earnings for that quarter.

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at November 30, 2018				As at August 31, 2018
	Level 1		Level 2		Level 1		Level 2
Financial assets
Short-term investments		$1,976	$	‒		$2,282	$	‒
Forward exchange contracts	$	‒		$37	$	‒		$318

Financial liabilities
Forward exchange contracts	$	‒		$1,271	$	‒		$807

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at November 30, 2018, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2018 to August 2019	$22,200	1.2969
September 2019 to August 2020	19,500	1.2795
September 2020 to August 2021	5,100	1.2751
Total	$46,800	1.2873

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

December 2018 to August 2019	$4,000	68.77

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $489,000 as at August 31, 2018, and $1,234,000 as at November 30, 2018.

As at November 30, 2018, forward exchange contracts in the amount of $37,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $881,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $390,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $84,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at November 30, 2018, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $760,000.

During the three months ended November 30, 2018, the company recognized within its sales foreign exchange gains on forward exchange contracts of $21,000, compared to $237,000 for the three months ended November 30, 2017.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Long-term Debt

	As at November 30, 2018	As at August 31, 2018

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$909	$883
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between December 2018 and September 2023	4,366	4,853
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between December 2018 and August 2022	716	828
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	2,002	2,264
	7,993	8,828
Current portion of long-term debt	2,808	2,921
	$5,185	$5,907

Principal repayments of long-term debt over the forthcoming years are as follows:

	As at November 30, 2018	As at August 31, 2018

No later than one year	$2,808	$2,921
Later than one year and no later than five years	4,966	5,745
Later than five years	219	162
	$7,993	$8,828

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2017 and 2018.

	Three months ended November 30, 2017
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2017	31,643,000	$1	23,068,777	$90,410	$90,411
Redemption of restricted share units	−	−	155,619	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	598	598

Balance as at November 30, 2017	31,643,000	$1	23,224,396	$91,008	$91,009

	Three months ended November 30, 2018
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2018	31,643,000	$1	23,472,995	$91,936	$91,937
Redemption of restricted share units	−	−	176,729	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	643	643

Balance as at November 30, 2018	31,643,000	$1	23,649,724	$92,579	$92,580

7	Statements of Earnings

Sales are as follows:

	Three months ended November 30,
	2018	2017

Test and measurement	$49,764	$50,186
Service assurance, systems and services	19,416	12,968
Foreign exchange gains on forward exchange contracts	21	237

Total sales for the period	$69,201	$63,391

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Net research and development expenses comprise the following:

	Three months ended November 30,
	2018	2017

Gross research and development expenses	$17,225	$13,063
Research and development tax credits	(2,001)	(1,811)

Net research and development expenses for the period	$15,224	$11,252

Inventory write-down is as follows:

	Three months ended November 30,
	2018	2017

Inventory write-down for the period	$1,045	$703

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2018	2017

Cost of sales
Depreciation of property, plant and equipment	$524	$472
Amortization of intangible assets	2,523	911
	3,047	1,383

Selling and administrative expenses
Depreciation of property, plant and equipment	264	164
Amortization of intangible assets	232	112
	496	276

Net research and development expenses
Depreciation of property, plant and equipment	641	518
Amortization of intangible assets	185	96
	826	614
	$4,369	$2,273

Depreciation of property, plant and equipment	$1,429	$1,154
Amortization of intangible assets	2,940	1,119
	$4,369	$2,273

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended November 30,
	2018	2017

Salaries and benefits	$35,741	$29,622
Restructuring charges	2,226	−
Stock-based compensation costs	418	402
Total employee compensation for the period	$38,385	$30,024

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2018	2017

Cost of sales	$36	$36
Selling and administrative expenses	284	276
Net research and development expenses	98	90
Total stock-based compensation for the period	$418	$402

Restructuring charges by functional area are as follows:

	Three months ended November 30,
	2018	2017

Cost of sales	$287	$	−
Selling and administrative expenses	397		−
Net research and development expenses	2,057		−
Income taxes	3		−
Total restructuring charges for the period	$2,744	$	−

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Income Taxes

For the three months ended November 30, 2017 and 2018, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,
	2018	2017

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(1,573)	$1,193

Increase (decrease) due to:
Foreign income taxed at different rates	234	(103)
Non-deductible loss (non-taxable income)	100	(54)
Non-deductible expenses	226	381
Foreign exchange effect of translation of foreign subsidiaries	(160)	(92)
Utilization of previously unrecognized deferred income tax assets	(84)	(244)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,553	1,035
Other	345	(376)

Income tax provision for the period	$1,641	$1,740

The income tax provision consists of the following:

	Three months ended November 30,
	2018	2017

Current	$1,670	$1,980
Deferred	(29)	(240)

	$1,641	$1,740

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2018	2017

Basic weighted average number of shares outstanding (000’s)	55,184	54,805
Plus dilutive effect of (000’s):
Restricted share units	−	813
Deferred share units	−	175

Diluted weighted average number of shares outstanding (000’s)	55,184	55,793

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	1,721	124

For the three months ended November 30, 2018, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantee of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated January 8, 2019.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators and network equipment manufacturers (NEMs) in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable network transformations related to fiber, 5G and 4G/LTE, virtualization and big data analytics. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users, while driving operational efficiencies.

We received two separate innovation-related awards from the Metro Ethernet Forum (MEF) in the first quarter of fiscal 2019. Our software verifier agent, a software solution providing advanced layer-2 to layer-7 testing and end-to-end visibility, received the Technology Solutions Award for Service Assurance from the MEF. We also accepted a Proof of Concept Award from the MEF for our contribution to a collaborative project, named Blade Runner, delivering augmented reality over a 5G wireless network. We covered service assurance by providing virtual probes to enable closed-loop automation and seamless service continuity. We had previously obtained the TMForum Outstanding Catalyst Innovation Award for our involvement in the Blade Runner project. We also expanded our 400G test portfolio with the release of a module featuring an Open Transceiver System. This modular design enables compatibility between current and future high-speed transceivers with our field and lab test platforms. We also introduced an automated fiber inspection tool for testing polarity, continuity and connector cleanliness on multifiber cables.

Our sales, which include the contribution from newly acquired Astellia S.A. (Astellia), increased 9.2% to $69.2 million in the first quarter of fiscal 2019 compared to $63.4 million for the same period last year. Bookings (purchase orders received from customers), which include the contribution from Astellia, increased significantly by 23.3% to $81.2 million in the first quarter of fiscal 2019, for a book-to-bill ratio of 1.17, from $65.9 million for the same period last year. In the first quarter of fiscal 2019, Astellia’s sales and bookings amounted respectively to $7.5 million (or $8.4 million before the $0.9 million adjustment for the acquisition-related deferred revenue fair value) and $7.8 million. Non-IFRS sales, which represent total sales plus acquisition-related deferred revenue fair value adjustment, amounted to $70.1 million in the first quarter of fiscal 2019. See page 42 of this document for a complete reconciliation of non-IFRS sales to IFRS sales.

Net loss amounted to $7.5 million, or $0.14 per share, in the first quarter of fiscal 2019, compared to net earnings of $2.7 million, or $0.05 per diluted share, for the same period last year. Net loss for the first quarter of fiscal 2019 included net expenses totaling $6.3 million, comprising $2.5 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, $2.7 million in after-tax restructuring charges, $0.9 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange gain of $0.2 million. For the same period last year, net earnings included net expenses totaling $0.7 million, comprising $0.9 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, $0.2 million for positive change in the fair value of the cash contingent consideration, $0.8 million in after-tax acquisition-related costs, and a foreign exchange gain of $1.2 million.

Net loss in the first quarter of fiscal 2019 included $5.1 million for the net loss of newly acquired Astellia, which included $1.8 million in after-tax amortization of acquired intangible assets. Excluding Astellia’s net loss, our net loss would have amounted to $2.4 million, or $0.04 per share in the first quarter of fiscal 2019, which included after-tax restructuring charges of $2.6 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, and foreign exchange gain) reached $2.7 million, or 3.9% of sales, in the first quarter of fiscal 2019, compared to $6.1 million, or 9.6% of sales for the same period last year. Adjusted EBITDA is a non-IFRS measure. See page 42 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.2 million. The transfer of ownership is expected to occur in the second quarter of fiscal 2019 and will result in a pre-tax gain of $1.8 million that will be recorded in our consolidated statement of earnings for that quarter.

Forward-looking statements – expected net loss for the first quarter of fiscal 2019

For the three months ended November 30, 2018, we had forecasted our net loss to range between $0.20 and $0.16 per share. Actual net loss per share amounted to $0.14, that is $0.02 lower than the low-end of our net loss range, mainly due to lower than expected restructuring charges during the quarter, as well as higher than expected foreign exchange gain due to more favorable period-end foreign exchange rates. In addition, some planned hiring in the first quarter of 2019 was postponed or cancelled.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)
	Three months ended November 30,		Three months ended November 30,

	2018	2017	2018	2017

Sales	$69,201	$63,391	100.0%	100.0%

Cost of sales (1)	28,897	23,289	41.8	36.7
Selling and administrative	26,375	23,193	38.1	36.6
Net research and development	15,224	11,252	22.0	17.8
Depreciation of property, plant and equipment	1,429	1,154	2.1	1.8
Amortization of intangible assets	2,940	1,119	4.2	1.8
Change in fair value of cash contingent consideration	–	(155)	–	(0.2)
Interest and other expense	377	338	0.5	0.5
Foreign exchange gain	(215)	(1,218)	(0.3)	(1.9)
Earnings (loss) before income taxes	(5,826)	4,419	(8.4)	6.9
Income taxes	1,641	1,740	2.4	2.7
Net earnings (loss) for the period (2)	$(7,467)	$2,679	(10.8)%	4.2%

Basic and diluted net earnings (loss) per share	$(0.14)	$0.05

Other selected information:

Gross margin before depreciation and amortization (3)	$40,304	$40,102	58.2%	63.3%

Research and development:
Gross research and development	$17,225	$13,063	24.9%	20.6%

Restructuring charges included in:
Cost of sales	$287	$–	0.4%	–%
Selling and administrative expenses	$397	$–	0.6%	–%
Net research and development expenses	$2,057	$–	3.0%	–%
Income taxes	$3	$–	–%	–%

Adjusted EBITDA (3, 4)	$2,728	$6,059	3.9%	9.6%
(1)	Cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Include net loss from Astellia of $5.1 million for the three months ended November 30, 2018 (nil in 2017).
(3)	Refer to page 42 for non-IFRS measures.
(4)	Astellia negatively impacted the adjusted EBITDA by $2.3 million or 3.3% of sales for the three months ended November 30, 2018 (nil in 2017)

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales (1)

	Three months ended November 30,
	2018	2017

Test and measurement	$49,764	$50,186
Service assurance, systems and services	19,416	12,968
	69,180	63,154
Foreign exchange gains on forward exchange contracts	21	237
Total sales	$69,201	$63,391

Bookings

	Three months ended November 30,
	2018	2017

Test and measurement	$63,996	$52,854
Service assurance, systems and services	17,221	12,788
	81,217	65,642
Foreign exchange gains on forward exchange contracts	21	237
Total bookings	$81,238	$65,879

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended November 30,
	2018	2017

Americas	51%	53%
Europe, Middle-East and Africa (EMEA)	33	23
Asia-Pacific (APAC)	16	24

	100%	100%

(1)	Refer to page 44 for quarterly sales by product lines for fiscal 2018.

For the three months ended November 30, 2018, our sales increased 9.2% to $69.2 million, compared to $63.4 million for the same period last year, while our bookings significantly increased 23.3% to $81.2 million, compared to $65.9 million for the same period last year, for a book-to-bill ratio of 1.17.

Beginning in the first quarter of fiscal 2019, we are reporting sales and bookings based on two newly created product families: Test and measurement (T&M) as well as Service Assurance, systems and services (SASS). Optical, transport and copper test solutions make up the T&M product family, including portable equipment for the field and benchtop units for the lab and manufacturing environments. The SASS family mainly consists of service assurance, fiber monitoring, analytics and professional services as well as other systems-related solutions like network simulation and network topology discovery. This broad product family tends to be software-intensive with longer sales and revenue-recognition cycles than the T&M group. We believe this breakdown better reflects our long-term strategy, while enhancing comparisons against industry peers and investors’ understanding of our business. This classification replaces our former Physical-Layer and Protocol-Layer product groups. The main changes involve fiber monitoring solutions, which were previously in the Physical-Layer product group, moving into SASS, and transport testing moving from the Protocol-Layer group into T&M.

Sales

In the first quarter of fiscal 2019, the 9.2% increase in total sales year-over-year comes from the positive effect of our recent acquisition of Astellia, which delivered sales of $7.5 million (nil in 2018).

In the first quarter of fiscal 2019, excluding the positive effect of the recent acquisition of Astellia, our sales slightly decreased 2.6% year-over-year. Although we reported a book-to-bill ratio of 1.17, a significant portion of our bookings were back-end loaded, which prevented us from turning some of these bookings into revenue. This negatively affected our sales for the quarter. In addition, our sales were negatively impacted by currency fluctuations impact year-over-year.

In the first quarter of fiscal 2019, sales of our T&M product line slightly decreased 0.8% year-over-year. This slight year-over-year decrease in sales is due to the timing of orders received as in the first quarter of 2019, bookings of our T&M product line significantly increased year-over-year, but a large portion of these bookings were back-end loaded, which prevented us from turning some of these bookings into revenue. In addition, our T&M sales were negatively impacted by currency fluctuations year-over-year.

In the first quarter of fiscal 2019, sales of our SASS product line increased 49.7% year-over-year, mainly due to the positive effect of the acquisition of Astellia, which contributed $7.5 million in sales. Excluding the positive impact of Astellia, sales of our SASS product line decreased 8.0% year-over-year in the first quarter of fiscal 2019, mainly due to lower sales from our fiber monitoring systems (a sub-group of our SASS product line), as we recognized larger orders for this sub-group in the first quarter of 2018. Finally, our SASS sales were negatively impacted by currency fluctuations year-over-year.

Bookings

In the first quarter of fiscal 2019, the 23.3% increase in total bookings year-over-year comes in part from the positive effect of our recent acquisition of Astellia, which delivered bookings of $7.8 million (nil in 2018). In addition, in the first quarter of fiscal 2019, we benefited from larger calendar year-end budget spending on the part of some CSPs in the Americas for our T&M product line compared to the same period last year. Otherwise, in the first quarter of fiscal 2019, our total bookings were negatively impacted the currency fluctuations year-over-year.

In the first quarter of fiscal 2019, bookings of our T&M product line increased 21.1% year-over-year, mainly due to larger calendar year-end budget spending on the part of some CSPs in the Americas. In addition, we made significant progress in the EMEA region for this product line year-over-year and to a lesser extent in the APAC region.

In the first quarter of fiscal 2019, bookings of our SASS product line increased 34.7% year-over-year, mainly due to the positive effect of the acquisition of Astellia, which contributed $7.8 million in bookings during the quarter. Excluding the positive impact of Astellia, bookings of our SASS product line decreased 26.3% year-over-year in the first quarter of fiscal 2019, mainly due to lower bookings from our fiber monitoring systems, a sub-group of our SASS product line, as we received larger orders for this sub-group in the first quarter of 2018. Bookings of fiber monitoring systems, as well as other SASS, are characterized by large intermittent orders from customers. In addition, our SASS product line bookings were to some extent negatively impacted by currency fluctuations.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end system-based solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion-dollar deals that have prolonged sales and revenue recognition cycles related to our SASS. This has been amplified with the recent acquisition of Astellia.

Customer concentration

In the first quarters of fiscal 2018 and 2019, our top customer accounted for 13.8% and 9.0% of our sales respectively. In the first quarters of fiscal 2018 and 2019, our top three customers accounted for 21.6% and 19.6% of our sales, respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 42 of this document)

Gross margin before depreciation and amortization reached 58.2% of sales for the three months ended November 30, 2018, compared to 63.3% for the same period last year.

In the first quarter of fiscal 2019, gross margin before depreciation and amortization included $0.3 million, or 0.4% of sales in restructuring charges (nil in 2018).

In addition, in the first quarter of fiscal 2019, we recorded in our sales foreign exchange gains on our forward exchange contracts of $21,000, compared to foreign exchange gains of $0.2 million in the same period last year, which contributed to a decrease of 0.2% in gross margin before depreciation and amortization year-over-year.

Excluding these items, gross margin before depreciation and amortization would have amounted to 58.6% of sales in the first quarter of fiscal 2019, compared to 63.1% of sales in the same period last year, 4.5% lower year-over-year.

In the first quarter of fiscal 2019, newly acquired Astellia, a sub-group within our SASS product line, delivered lower margins than our typical average margin, which negatively impacted our gross margin before depreciation and amortization year-over-year. In addition, in the first quarter of fiscal 2019, a less favorable product mix overall compared to the same period last year resulted in the decrease of our gross margin before depreciation and amortization year-over-year.

Finally, in the first quarter of fiscal 2019, we recorded higher inventory writeoffs compared to the same period last year, which contributed to decreasing our gross margin before depreciation and amortization by 0.5% of sales year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2018, selling and administrative expenses were $26.4 million, or 38.1% of sales, compared to $23.2 million, or 36.6% of sales for the same period last year.

In the first quarter of fiscal 2019, our selling and administrative expenses increased $3.2 million compared to the same period last year.

In the first quarter of fiscal 2019, we incurred additional expenses compared to the same period last year, following the acquisition of Astellia. In addition, inflation and salary increases, as well as restructuring charges of $0.4 million (0.6% of sales) contributed to increasing our selling and administrative expenses year-over-year.

However, in the first quarter of fiscal 2019, the positive impact of our 2018 restructuring plan reduced our selling and administrative expenses compared to the same period last year. In addition, in the first quarter of fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our selling and administrative expenses year-over-year.

Finally, in the first quarter of fiscal 2018, our selling and administrative expenses included $0.7 million (1.1% of sales) in acquisition-related costs following the acquisitions of Astellia and Yenista Optics Inc., compared to nil this quarter.

In the first quarter of fiscal 2019, our selling and administrative expenses amounted to 38.1% of sales, 1.5% higher compared to 36.6% of sales in the same period last year, mainly due to newly acquired Astellia.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended November 30, 2018, gross research and development expenses totaled $17.2 million, or 24.9% of sales, compared to $13.1 million, or 20.6% of sales for the same period last year.

In the first quarter of fiscal 2019, our gross research and development expenses increased $4.2 million year-over-year.

In the first quarter of fiscal 2019, we incurred additional expenses compared to the same period last year, following the acquisition of Astellia, inflation and salary increases as well as restructuring charges of $2.1 million (3.0% of sales).

However, in the first quarter of fiscal 2019, the positive impact of our 2018 restructuring plan reduced our gross research and development expenses compared to the same period last year. In addition, in the first quarter of fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our gross research and development expenses year-over-year

In the first quarter of fiscal 2019, our gross research and development expenses amounted to 24.9% of sales, 4.3% higher compared to 20.6% of sales in the same period last year, mainly due to newly acquired Astellia as well as restructuring charges.

Tax Credits

For the three months ended November 30, 2018, tax credits for research and development activities were $2.0 million, or 11.6% of gross research and development expenses, compared to $1.8 million, or 13.9% of gross research and development expenses for the same period last year.

For the three months ended November 30, 2018, the increase in our tax credits compared to the same period last year mainly comes from Astellia, which is entitled to tax credits on research and development activities carried out in France. However, in the first quarter of fiscal 2019, the increase in the average value of the US dollar compared to the Canadian dollar and the euro had a negative impact on our tax credits year-over-year as our tax credits are denominated in these two currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended November 30, 2018, amortization of intangible assets reached $2.9 million, compared to $1.1 million for the same period last year.

The year-over-year increase in our amortization expense in the first quarter of fiscal 2019, compared to the same period last year, was mainly due to the recent acquisition of Astellia.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended November 30, 2018, we recorded a foreign exchange gain of $0.2 million compared to $1.2 million for the same period last year.

During the first quarter of fiscal 2019, the period-end value of the Canadian dollar decreased versus the US dollar but increased compared to the euro, compared to the previous quarter, and overall, we reported a foreign exchange gain of $0.2 million during that period. In fact, the period-end value of the Canadian dollar decreased 1.9% versus the US dollar to CA$1.3301 = US$1.00 in the first quarter of fiscal 2019, compared to CA$1.3055 = US$1.00 at the end of the previous quarter. However, the period-end value of the Canadian dollar increased 0.9% versus the euro to CA$1.5069 = €1.00 in the first quarter of fiscal 2019, compared to CA$1.5210 = €1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain during the quarter. Overall, we reported a foreign exchange gain of $1.2 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.7% versus the US dollar to CA$1.2888 = US$1.00 in the first quarter of fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous quarter. In addition, the period-end value of the Canadian dollar decreased 3.4% versus the euro to CA$1.5331 = €1.00 in the first quarter of fiscal 2018, compared to CA$1.4825 = €1.00 at the end of the previous quarter.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are denominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros, and Indian rupees and we report our results in US dollars. In the first quarter of fiscal 2019, the increase in the average value of the US dollar compared to the Canadian dollar, the euro and the Indian rupee year-over-year resulted in a positive impact on our operating expenses. In the first quarter of fiscal 2019, the average value of the US dollar increased 4.0%, 2.4% and 11.0% year-over-year respectively, compared to the Canadian dollar, the euro and the Indian rupee.

INCOME TAXES

For the three months ended November 30, 2018, we reported income tax expenses of $1.6 million on a loss before income taxes of $5.8 million. For the corresponding period last year, we reported income tax expenses of $1.7 million on earnings before income taxes of $4.4 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 8 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at November 30, 2018, cash and short-term investments totaled $20.1 million, while our working capital was at $26.9 million. Our cash and short-term investments increased by $5.0 million in the first quarter of fiscal 2019 compared to the previous quarter-end.

The following table summarizes the increase in cash and short-term investments during the first quarter of fiscal 2019 in thousands of US dollars:

Increase in bank loan	$11,257
Cash flows used by operating activities	(2,475)
Purchases of capital assets	(2,882)
Repayment of long-term debt	(717)
Unrealized foreign exchange loss on cash and short-term investments	(160)

$5,023

The unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in accumulated other comprehensive income in the consolidated balance sheet.

Our short-term investments of $2.0 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $20.1 million, combined with our available revolving credit facilities of up to $40.6 million, as well as the $3.2 million net proceeds from the sale of one of our buildings, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $23.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $2.5 million for the three months ended November 30, 2018, compared to cash flows provided of $2.4 million for the same period last year.

Cash flows used by operating activities in the first quarter of fiscal 2019 were attributable to the net earnings after items not affecting cash of $0.7 million, more than offset by the negative net change in non-cash operating items of $3.2 million; this was mainly due to the negative effect on cash of the $4.1 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $1.0 million increase in our income taxes and tax credits due to tax credit earned during the quarter not yet recovered, the $1.4 million increase in inventories to meet future demand. These negative effects on cash were offset in part by the positive effect on cash of the $3.1 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first quarter of fiscal 2018 were attributable to the net earnings after items not affecting cash of $4.1 million, offset in part by the negative net change in non-cash operating items of $1.7 million; this was mainly due to the negative effect on cash of the $2.0 million increase in our inventories required for specific orders received but not yet recognized in sales, and the $1.4 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the payment during the quarter of the fiscal 2017 annual bonuses to employees. These negative effects on cash were offset in part by the positive effect on cash of the $1.1 million decrease in our accounts receivable due to the timing of sales and receipts during the quarter, the $0.3 million decrease in our prepaid expenses due to timing of payments during the quarter, as well as the $0.2 million increase in our other liabilities during the quarter.

Investing activities

Cash flows used by investing activities were $2.5 million for the three months ended November 30, 2018, compared to $22.1 million for the same period last year.

In the first quarter of fiscal 2019, we made cash payments of $2.9 million for the purchase of capital assets. However, we disposed of $0.4 million worth of short-term investments during the quarter.

For the corresponding period last year, we made cash payments of $1.9 million, $9.5 million and $10.3 million, respectively, for the purchase of capital assets, the acquisition of Yenista and the investment in Astellia. In addition, we acquired $0.2 million worth of short-term investments during the quarter.

Financing activities

Cash flows provided by financing activities amounted to $10.5 million in the first quarter of fiscal 2018, compared to cash flows used of $0.1 million during the same period last year.

In the first quarter of fiscal 2019, our bank loan increased by $11.2 million, but we repaid $0.7 million of our long-term debt and other liabilities

Contractual Obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our undiscounted contractual obligations as at November 30, 2018 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$2,808	$3,041	$1,116	$6,965
Later than one year and no later than five years	4,966	8,531	1,964	15,461
Later than five years	219	293	‒	512
	$7,993	$11,865	$3,080	$22,938

In addition, as at November 30, 2018, we had letters of guarantee amounting to $1.1 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2018, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2018 to August 2019	$22,200,000	1.2969
September 2019 to August 2020	19,500,000	1.2795
September 2020 to August 2021	5,100,000	1.2751
Total	$46,800,000	1.2873

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

December 2018 to August 2019	$4,000,000	68.77

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $0.5 million as at August 31, 2018, and $1.2 million as at November 30, 2018, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.3301 = US$1.00 as at November 30, 2018.

SHARE CAPITAL

As at January 8, 2019, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,659,043 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at November 30, 2018, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2018, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Recently issued IFRS Pronouncements Adopted in Fiscal 2019

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 and replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. We adopted this new standard on September 1, 2018 using the modified retrospective method. The following table summarizes the impact of its adoption on our consolidated balance sheet as at September 1, 2018, in thousands of US dollars:

	As reported as at August 31, 2018	Adjustments	As adjusted as at September 1, 2018

Accounts receivables – Trade	$47,273	$(303)	$46,970
Income taxes and tax credits recoverable	$4,790	$50	$4,840
Total assets	$284,544	$(253)	$284,291

Retained earnings	$114,906	$(253)	$114,653
Shareholders’ equity	$177,921	$(253)	$177,668

In addition, our financial instruments are accounted for as follows under IFRS 9 as compared to our previous accounting policy with IAS 39:

Financial assets	Classification – IAS 39	Classification – IFRS 9

Cash	Loans and receivables	Amortized cost
Short-term investments	Available for sale	Fair value through other comprehensive income
Accounts receivable	Loans and receivables	Amortized cost
Other assets	Loans and receivables	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Financial liabilities

Bank loan	Other financial liabilities	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Other liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Derivatives used for hedging

Hedge accounting

All existing hedge relationships that were designated as effective hedging relationships under IAS 39, continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how we account for effective hedges.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. We adopted this new standard on September 1, 2018 using the modified retrospective method. We applied this standard retrospectively only to contracts that are not completed at the date of initial application.

We concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the “right to use” our intellectual property. The adoption of the new standard had no material impact on our consolidated financial statements.

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three months ended November 30, 2018 and to our consolidated financial statements for the year ended August 31, 2018, for the effect of other recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first quarter of fiscal 2019, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2018.

NON-IFRS MEASURES

We provide non-IFRS measures (non-IFRS sales, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Non-IFRS sales represent total sales plus acquisition-related deferred revenue fair value adjustment. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of non-IFRS sales to IFRS sales, in thousands of US dollars:

	Three months ended November 30,
	2018	2017

IFRS sales	$69,201	$63,391

Acquisition-related deferred revenue fair value adjustment	864	–
Non-IFRS sales	$70,065	$63,391

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30,
	2018	2017

IFRS net earnings (loss) for the period	$(7,467)	$2,679

Add (deduct):

Depreciation	1,429	1,154
Amortization	2,940	1,119
Interest and other expense	377	338
Income taxes	1,641	1,740
Stock-based compensation costs	418	402
Restructuring charges	2,741	–
Change in fair value of cash contingent consideration	–	(155)
Acquisition-related deferred revenue fair value adjustment	864	–
Foreign exchange gain	(215)	(1,218)
Adjusted EBITDA for the period (1, 2)	$2,728	$6,059

Adjusted EBITDA in percentage of sales	3.9%	9.6%

(1)	Astellia negatively impacted adjusted EBITDA by $2.3 million, or 3.3% of sales in the three months ended November 30, 2018 (nil in 2017).
(2)	Includes acquisition-related costs of $0.7 million in the three months ended November 30, 2017 (nil in 2018).

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2018	August 31, 2018	May 31, 2018	February 28, 2018

Sales	$69,201	$69,216	$72,217	$64,722
Cost of sales (2)	$28,897	$27,426	$28,963	$25,326
Net loss	$(7,467)	$(3,951)	$(5,970)	$(4,660)
Basic and diluted net loss per share	$(0.14)	$(0.07)	$(0.11)	$(0.08)

	Quarters ended
	November 30, 2017	August 31, 2017	May 31, 2017	February 28, 2017

Sales	$63,391	$62,981	$58,505	$60,030
Cost of sales (2)	$23,289	$23,972	$24,555	$22,989
Net earnings (loss)	$2,679	$844	$(4,304)	$1,008
Basic and diluted net earnings (loss) per share	$0.05	$0.02	$(0.08)	$0.02

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

Sales by product lines for fiscal 2018:

	Quarters ended
	August 31, 2018	May 31, 2018	February 28, 2018	November 30, 2017	Total

Test and measurement	$47,489	$49,864	$49,884	$50,186	$197,423
Service assurance, systems and services	21,649	22,174	14,457	12,968	71,248
Foreign exchange gains on forward exchange contracts	78	179	381	237	875

Total sales	$69,216	$72,217	$64,722	$63,391	$269,546

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended November 30, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2018 and ended on November 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 8, 2019

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended November 30, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2018 and ended on November 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 8, 2019

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Chief Financial Officer and Vice-President, Finance